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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

RIO VISTA ENERGY PARTNERS L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
767271109
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	767271109

1	NAMES OF REPORTING PERSONS Swank Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		405,486

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		405,486

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	405,486

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.3%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

** SEE ITEM 4(b).

CUSIP No.	767271109

1	NAMES OF REPORTING PERSONS Swank Energy Income Advisors, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		405,486

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		405,486

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	405,486

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.3%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

** SEE ITEM 4(b).

CUSIP No.	767271109

1	NAMES OF REPORTING PERSONS Jerry V. Swank

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		406,161

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		406,161

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	406,161

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	16.3%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

** SEE ITEM 4(b).

SCHEDULE 13G/A
This Amendment No. 6 (“Amendment”) to Schedule 13G is being filed on behalf of Swank Capital, LLC, a Texas limited liability company (“Swank Capital”), Swank Energy Income Advisors, LP, a Texas limited partnership (“Swank Income Advisors”), and Mr. Jerry V. Swank, the principal of Swank Capital and Swank Income Advisors, relating to common units representing limited partner interests (the “Common Units”) of Rio Vista Energy Partners L.P., a Delaware limited partnership (the “Issuer”).
This Amendment relates to Common Units purchased by Swank Income Advisors through an account it manages (the “Fund”). Swank Income Advisors serves as the investment advisor to the Fund and may direct the vote and disposition of the Common Units held by the Fund. Swank Capital as the general partner of Swank Income Advisors may direct Swank Income Advisors to direct the vote and disposition of the Common Units held by the Fund. As the principal of Swank Capital, Mr. Swank, may direct the vote and disposition of the Common Units held by the Fund, and may direct the vote and disposition of the Common Units held by him in a personal account.
This Amendment is being filed to amend and restate Items 2(a), 2(c) and 4 as follows:

Item 2(a)	Name of Person Filing.
Swank Capital, LLC, Swank Energy Income Advisors, LP, and Mr. Jerry V. Swank.

Item 2(c)	Citizenship or Place of Organization.

Swank Capital, LLC is a limited liability company organized under the laws of the State of Texas. Swank Energy Income Advisors, LP is a limited partnership organized under the laws of the State of Texas. Mr. Swank is a United States citizen.

Item 4	Ownership.

Item 4 is hereby amended and restated as follows:

(a) Swank Capital and Swank Income Advisors may be deemed the beneficial owners of 405,486 Common Units. Mr. Swank may be deemed the beneficial owner of 406,161 Common Units.

(b)
Swank Capital and Swank Income Advisors may be deemed the beneficial owners of 16.3% of the outstanding Common Units. Mr. Swank may be deemed the beneficial owner of 16.3% of the outstanding Common Units. These percentages are determined by dividing 405,486 and 406,161, respectively, by 2,429,206, the number of Common Units issued and outstanding, calculated as the sum of (i) 1,935,656 Common Units issued and outstanding as of November 9, 2007 according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 19, 2007, (ii) 137,994 Common Units issued by the Issuer on November 19, 2007 according to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 26, 2007, and (iii) 355,556 Common Units issued by the Issuer on December 3, 2007 according to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 4, 2007.

(c)
Swank Income Advisors, and Swank Capital as the general partner of Swank Income Advisors, may direct the vote and disposition of the 405,486 Common Units held by the Fund. As the principal of Swank Capital, Mr. Swank may direct the vote and disposition of the 405,486 Common Units held by the Fund, and may also direct the vote and disposition of 675 Common Units held by him in a personal account.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008

SWANK CAPITAL, LLC

By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

SWANK ENERGY INCOME ADVISORS, LP

By:	Swank Capital, LLC, its general partner

By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

/s/ Jerry V. Swank
Jerry V. Swank